NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

December 27, 2012

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

Enova Systems, Inc.

Common Stock, No Par Value

Commission File Number – 001-33001

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported stockholders’ equity below $2 million and losses from continuing operations and/or net losses in two out of its three most recent fiscal years.

(b)

Section 1003(a)(ii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported stockholders’ equity below $4 million and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.

(c)

Section 1003(a)(iii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature.

(d)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature.

(e)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, when a company’s common stock has been selling for a substantial period of time at a low price per share, if the issuer shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate under all the circumstances.

1.

The common stock of Enova Systems, Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred net losses as follows:

Years ended December 31,	Net Loss
2011	($6,984,000)
2010	($7,420,000)
2009	($7,045,000)
2008 2007	($12,894,000) ($9,347,000)

(b)

In its Form 10-K for the period ended December 31, 2011, ENA reported stockholders’ equity of $(5,298,000).

(c)

In its Form 10-Q for the period ended March 31, 2012, ENA reported stockholders’ equity of $(3,222,000).

(d)

In its Form 10-Q for the period ended June 30, 2012, ENA reported stockholders’ equity of $(1,594,000).

(e)

As of June 22, 2012, ENA failed to take measures to address its low selling price as mentioned in the Exchange’s warning letter dated June 6, 2012.  ENA’s 30-day average closing price was $0.09 per share.

(f)

In its Form 10-Q for the period ended June 30, 2012, ENA reported cash of $233,000; a net loss of $ 4,002,000; and a cash burn rate of approximately $495,000.  ENA also disclosed that its cash resources are expected to be sufficient for six months, through December 2012.

1.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On April 17, 2012, the Company was notified by the Exchange that following a review of its Form 10-K for the fiscal year ended December 31, 2011, ENA was not in compliance with: (i) Section 1003(a)(iii) of the Company Guide in that it reported stockholders’ equity of less than $6 million and losses from continuing operations and/or net losses in its five most recent fiscal years.  In accordance with Section 1009 of the Company Guide, ENA was given the opportunity to submit a business plan outlining its plan to regain compliance with the Exchange’s continued listing standards.

(b)

On May 17, 2012, ENA submitted its plan to regain compliance to the Exchange (the “Plan”).

(c)

On May 22, 2012, the Company was notified by the Exchange that following a review of its Form 10-Q for the quarter ended March 31, 2012, ENA was not in compliance with Section 1003(a)(ii) of the Company Guide in that it reported stockholders’ equity of less than $4 million and losses from continuing operations and/or net losses in three of its four most recent fiscal years.  Given the higher stockholders’ equity standard outlined in the Exchange’s letter dated April 17, 2012, ENA was not required to submit a new plan, but was afforded the opportunity to submit additional documentation to supplement its current plan no later than June 20, 2012.

(d)

On June 8, 2012, the Company was notified that pursuant to Section 1003(f)(v), the Exchange deemed it appropriate for the Company to effect a reverse stock split.  Specifically, over the last 30 trading days, the price of the common stock of ENA had averaged $0.13 per share and as of June 7, 2012, it closed at $0.09 per share.  ENA was instructed to advise the Exchange of its intention to effect a reverse stock split or other planned actions to address its low selling price.  ENA was also notified that if it did not adequately address its low selling price, either through a reverse stock split or other action, within a reasonable amount of time after such notification, it would again become subject to the procedures and requirements of Section 1009 of the Company Guide which could, among other things, result in the Exchange initiating delisting proceedings.

(e)

On June 25, 2012, the Company was notified by the Exchange that it was not in compliance with Section 1003(f)(v) of the Company Guide insofar as the common stock had been trading at a low price per share for a significant period of time.  Specifically, the Company failed to adequately address its low selling price as outlined in the Exchange’s letter dated June 8, 2012.  Over the last 30 trading days, the price of the common stock of ENA had averaged $0.09 per share and as of June 22, 2012, it closed at $0.04 per share.

(f)

On July 5, 2012, the Company was notified that the Exchange had determined to initiate immediate delisting proceedings against the Company because it failed to submit a compliance plan which demonstrated a reasonable ability to regain compliance with the following continued listing standards by October 15, 2013: (i) $6 million in stockholders’ equity requirement; (ii) $4 million in stockholders’ equity requirement; and (iii) adequately address its low selling price (the “Staff Determination”).  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by July 12, 2012.

(g)

The Company did appeal the Staff Determination to the Panel within the requisite time period and a hearing was set for September 27, 2012.  ENA was notified that its written submission was due by August 17, 2012.  The Exchange was notified that its written submission was due by September 20, 2012.

(h)

On August 17, 2012, ENA submitted its written submission to the Panel (“Original Submission”).

(i)

On September 20, 2012, the Exchange submitted its written submission (“Responsive Submission”).

(j)

On September 27, 2012, the hearing was held.  At the hearing, ENA presented a new compliance plan (“New Submission”).

(k)

Due to the submission of new materials, on October 2, 2012, the Panel requested that the Exchange review the new developments and submit a subsequent submission by October 19, 2012 (“Reply Submission”).

(l)

On October 19, 2012, the Exchange submitted its Reply Submission.

(m)

On October 24, 2012, ENA and the Exchange were notified that the Panel determined to uphold the Exchange’s recommendation to delist the Company’s common stock (“Panel’s Decision”).  ENA was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request that the full Committee on Securities review the Panel’s Decision within fifteen days.

(n)

ENA did appeal the Panel’s Decision to the full Committee on Securities within the requisite time period and a hearing was set for Wednesday, December 19, 2012.  ENA was notified that its written submission was due by November 26, 2012.  The Exchange was notified that its written submission was due by December 10, 2012.

(o)

ENA did not make a written submission.

(p)

On December 10, 2012, the Exchange submitted its written submission (“Committee Submission”).

(q)

On December 21, 2012, ENA and the Exchange were notified that the full Committee on Securities unanimously upheld the Panel’s Decision to delist the Company’s common stock (“Committee Decision”).

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

1.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

2.

The Exchange official whose signature is set forth below is duly authorized to file this application.

3.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. John Micek, Chief Executive Officer of Enova Systems, Inc., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC